                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934*
                                (Amendment No. 4)

                        IDEC Pharmaceuticals Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   449370 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                        IDEC Pharmaceuticals Corporation

                           William H. Rastetter, Ph.D.
         11011 Torreyana Road, San Diego, California 92121 (619)550-8500
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 14, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class). (See Rule 13d-7.)

Note: This document is being electronically filed with the Commission, using the EDGAR system. Additionally, one paper copy of the filing will subsequently be sent to the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 449370 10 5                                               Page 2 of 11

--------------------------------------------------------------------------------
      (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

           Genentech, Inc.
           94-2347624

--------------------------------------------------------------------------------
      (2)  Check the Appropriate Box if a Member of a Group
           Not Applicable             (a) [ ]
                                      (b) [ ]
--------------------------------------------------------------------------------
      (3)  SEC Use Only

--------------------------------------------------------------------------------
      (4)  Source of Funds
           WC
--------------------------------------------------------------------------------
      (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                         [  ]
--------------------------------------------------------------------------------
      (6)  Citizenship or Place of Organization

           Delaware
--------------------------------------------------------------------------------
Number of      (7)  Sole Voting Power: 227,514 shares of non-voting Series A-1,
Shares              A-2, A-3 and A-6 Preferred Stock convertible into 1,490,793
Beneficially        shares of Common Stock
Owned by
Each           (8)  Shared Voting Power:
Reporting           0
Person
               (9)  Sole Dispositive Power: 227,514 shares of non-voting Series
                    A-1, A-2, A-3 and A-6 Preferred Stock convertible into
                    1,490,793 shares of Common Stock

              (10)  Shared Dispositive Power:
                    0
--------------------------------------------------------------------------------
      (11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
            227,514 shares of non-voting Series A-1, A-2, A-3 and A-6 Preferred Stock convertible into 1,490,793 shares of Common Stock
--------------------------------------------------------------------------------
      (12)  Check if the Aggregate Amount in Row (11) Excludes
            Certain Shares     [ ]
            Not Applicable
--------------------------------------------------------------------------------
      (13) Percent of Class Represented by Amount in Row (11)

            7.8% of Common Stock
--------------------------------------------------------------------------------

      (14)  Type of Reporting Person (See Instructions)

            CO

Genentech, Inc. ("Genentech" or "Reporting Person") hereby amends its statement on Schedule 13D filed with the Securities and Exchange Commission on March 25, 1995 (the "Original Schedule 13D") and previously amended on August 25, 1995, April 11, 1996 and May 31, 1996 with respect to the Convertible Preferred Stock (defined below) of IDEC Pharmaceuticals Corporation.

CUSIP No.  449370 10 5                                              Page 3 of 11

ITEM 1:  SECURITY AND ISSUER

1.       Class of Securities: Common Stock issuable upon conversion of Preferred
         Stock

2.       Issuer: IDEC Pharmaceuticals Corporation ("IDEC")

3.       Principal Address: 11011 Torreyana Road, San Diego, CA 92121

ITEM 2:  IDENTITY AND BACKGROUND

         a.       Reporting Person: Genentech, Inc. ("Genentech")

         b.       Place of Organization: Delaware

         c.       Principal Business: Pharmaceutical company

         d.       Principal Business Address: 1 DNA Way, South San Francisco, CA
                  94080

         e.       Principal Office: As above

         f.       Criminal Convictions: None

         g.       Civil Adjudication of Violation of Securities Laws: None

Attached hereto as Exhibit A is a list of Genentech's executive officers and directors as required by Instruction C to Schedule 13D.

ITEM 3:  SOURCE AND AMOUNT OF FUNDS

Pursuant to the terms of a Preferred Stock Purchase Agreement between Genentech and IDEC dated March 16, 1995 (the "Purchase Agreement"), a copy of which was attached as Exhibit B to the Original Schedule 13D. Genentech agreed to purchase up to six subseries of IDEC's Series A Preferred Stock. The six subseries of Series A Preferred Stock issuable pursuant to the Purchase Agreement are hereinafter referred to as the "Convertible Preferred Stock."

Under the terms of the Purchase Agreement, on April 4, 1995, Genentech purchased 100,000 shares of IDEC's Series A-1 Preferred Stock (initially convertible into 1,000,000 shares of IDEC Common Stock) for $50.00 per share of Series A-1 Preferred Stock. The total purchase price of $5,000,000 for the Series A-1 Preferred Stock was paid from Genentech's working capital. Under the terms of the Purchase Agreement, on August 22, 1995, Genentech purchased 37,521 shares of IDEC's Series A-2 Preferred Stock (initially convertible into 375,210 shares of IDEC Common Stock) for $66.63 per share of Series A-2 Preferred Stock. The total purchase price of $2,500,000 for the Series A-2 Preferred Stock was paid from Genentech's working capital. Under the terms of the Purchase Agreement, on March 15, 1996, Genentech purchased 22,993 shares of IDEC's Series A-3 Preferred Stock (initially convertible into 229,930 shares of IDEC Common Stock) for $217.46 per share of Series A-3 Preferred Stock. The total purchase price of $5,000,000 for the Series A-3 Preferred Stock was paid from Genentech's working capital.

Under the terms of an Acceleration Agreement between Genentech and IDEC dated May 9, 1996 (the "Acceleration Agreement"), a copy of which was attached as Exhibit B to the Amended Schedule 13D filed with the Securities and Exchange Commission on May 21, 1996, Genentech purchased 100,000 shares of IDEC's Series A-6 Preferred Stock at $75.00 per share of Series A-6 Preferred Stock. The total purchase price of $7,500,000 for the Series A-6 Preferred Stock was paid from Genentech's working capital. Each share of Series A-6 Preferred Stock became convertible into 2.15653 shares of IDEC Common Stock on December 24, 1997, the

CUSIP No.  449370 10 5                                              Page 4 of 11

date that was 20 trading days following the date of marketing approval of IDEC's C2B8 by the U.S. Food and Drug Administration.

Each share of Convertible Preferred Stock is convertible, at the option of Genentech, into shares of IDEC's Common Stock at predetermined rates described in IDEC's Certificate of Determination of Preferences (the "Certificate") and will not have voting rights until converted into shares of IDEC Common Stock. Each share of Convertible Preferred Stock also will automatically convert into shares of IDEC's Common Stock at predetermined rates described in the Certificate upon transfer of ownership to a third party unaffiliated with Genentech. Under the 1995 Registration Rights Agreement between IDEC and Genentech, IDEC, at Genentech's request, will file resale registration statements covering certain of the shares of Common Stock issuable upon conversion of the Convertible Preferred Stock.

Genentech and IDEC also entered into a Collaboration Agreement dated as of March 16, 1995, as amended, and an Expression Technology License dated as of March 16, 1995. Under the terms of the Collaboration Agreement, Genentech and IDEC will collaborate in the development of C2B8 for the treatment of humans of non-Hodgkins B Cell Lymphoma in the United States and Canada. The two companies will co-promote C2B8 for the treatment in humans of non-Hodgkins B Cell Lymphoma in the United States and Canada, and share profits from its commercialization. IDEC also granted Genentech exclusive marketing rights to all other markets outside the United States and Canada, and IDEC will receive a royalty on sales in such markets. Genentech has sublicensed its marketing rights in Japan to an unrelated third party and has agreed to sublicense its marketing rights other than in the United States and Japan to a related third party. Under the terms of the Collaboration Agreement, IDEC has elected a representative of Genentech to its Board of Directors. IDEC's obligation regarding the board seat shall continue until certain events occur, including termination of the Collaboration Agreement or Genentech holding less than the number of shares representing the Common Stock equivalent of the shares of Series A-1 and Series A-2 Preferred Stock, i.e., the equivalent of 1,375,210 shares of Common Stock. Under the terms of the Expression Technology License, IDEC licensed its proprietary vector technology for high expression of recombinant proteins in mammalian cells in consideration for an up-front licensing fee and royalties on sales of Genentech products manufactured using the technology.

ITEM 4:  PURPOSE OF TRANSACTION

The purpose of the purchases of the shares of Convertible Preferred Stock on April 4, 1995, August 22, 1995, March 15, 1996 and May 9, 1996 is investment. Depending on its evaluation of IDEC's business, prospects, financial condition, the market for IDEC securities, other opportunities available to Genentech, general economic conditions, general market conditions, other future developments and the contractual restrictions described in Items 3 and 6, Genentech may decide to sell some or all of its investment in the capital stock of IDEC through public market sales or in negotiated transactions, to or through one or more broker-dealers, or in underwritten offerings, block trades, agency placements, brokerage transactions or otherwise. Depending on the same factors, Genentech may in the future purchase additional capital stock of IDEC or enter into hedging or similar transactions as described in Item 6.

Except as described in Items 3 and 6 and the foregoing paragraph, Genentech does not have any plan or proposal relating to, or which would result in, any event described in (a) - (j) of the instructions to this Item 4.

CUSIP No.  449370 10 5                                              Page 5 of 11

ITEM 5:  INTEREST IN SECURITIES OF ISSUER

         a.       Beneficial Ownership by Genentech: 1,490,793(1)
                  Percentage Ownership by Genentech:  7.8%

To the best of Genentech's knowledge, none of the persons listed on Exhibit A hereto beneficially owns any Common Stock of IDEC.

         b.       Sole Voting Power of Genentech:      1,490,793
                  Shared Voting Power:                 0
                  Sole Dispositive Power of Genentech: 1,490,793
                  Shared Dispositive Power:            0

To the best of Genentech's knowledge, none of the persons listed on Exhibit A hereto has any sole or shared power to vote or to direct the vote of any IDEC Common Stock nor sole or shared power to dispose of or direct the disposition of any IDEC Common Stock.

         c. Recent Transactions: Shares of IDEC Common Stock were sold by Genentech in the public market through broker transactions during December 1997 and January 1998. The sales transactions are set forth on Exhibit B attached hereto and are hereby incorporated by reference. Except as set forth on Exhibit B hereto and as described in Item 6, no transactions in IDEC's Common Stock have been effected during the past 60 days by Genentech nor, to the best of its knowledge, by any of the persons listed on Exhibit A hereto.

         d. Receipt of dividends, etc.: Not applicable

         e. Ownership below 5%:  Not applicable

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO SECURITIES OF THE ISSUER

To the best knowledge of the undersigned, except as described below and in Item 3, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of IDEC, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees or profits, division of profits or losses, or the giving or withholding of proxies.

Under the Standstill Agreement between the parties dated as of March 16, 1995 (the "Standstill Agreement"), a copy of which was attached to the Original
Schedule 13D as Exhibit D, Genentech and IDEC have agreed as follows:

                  1. Prior to March 16, 2001, Genentech will not acquire any IDEC equity securities without the written consent of IDEC, except as described in Item 3; and

                  2. Prior to March 16, 2001, Genentech will not, without the written consent of IDEC, make, directly or indirectly, any solicitation of proxies from stockholders to vote (i) in any contest regarding the election of directors of IDEC except to the extent necessary to maintain the election of one director representing Genentech; or (ii) in any contest or on any proposition regarding any business combination, restructuring, liquidation, sale of assets, extraordinary dividend or other extraordinary transaction which (A) was initiated by Genentech or any affiliate of Genentech, or (B) involves IDEC and

--------

(1) On a Common Stock equivalent basis.

CUSIP No.  449370 10 5                                              Page 6 of 11

any third party or person controlled by, under common control with, controlling, or otherwise affiliated with Genentech. The foregoing obligations terminate earlier upon the occurrence of certain events described in the Standstill Agreement.

Subject to the contractual restrictions described above, Genentech may from time to time enter into hedging transactions, including short sales and buying puts and selling calls, for its own account or with broker-dealers and the broker-dealers may engage in short sales of Common Stock of IDEC in the course of hedging the positions they assume with Genentech. In connection with such transactions, Genentech may also loan or pledge shares of Convertible Preferred Stock to a broker-dealer. Genentech has recently entered into the following hedging transactions:

On December 11, 1997, in privately negotiated transactions, Genentech sold call options covering an aggregate of 170,000 shares of IDEC Common Stock. The strike price of the call option was $41.60 per share. The call options can only be exercised on, and expire on, June 1, 1999.

Between December 16, 1997 and December 29, 1997, in privately negotiated transactions, Genentech sold call options covering an aggregate of 190,000 shares of IDEC Common Stock. The strike prices of the call options range from $42.84 to $43.47 per share. The call options can only be exercised on, and expire on, September 15, 1999.

Between December 30, 1997 and January 6, 1998, in privately negotiated transactions, Genentech sold call options covering an aggregate of 220,000 shares of IDEC Common Stock. The strike prices of the call options range from $44.05 to $44.61 per share. The call options can only be exercised on, and expire on, December 15, 1999.

The call options, if exercised, will be settled in cash, and Genentech will pay to the counterparty an amount equal to (a) the number of shares subject to the call option multiplied by (b) the positive amount, if any, determined by subtracting the call option strike price from the market price per share of the Common Stock on the expiration date (the "Market Price"). No payment would be made under the call options if the Market Price is less than the strike price of the call options on the expiration date.

On December 11, 1997, in privately negotiated transactions, Genentech purchased put options covering an aggregate of 170,000 shares of IDEC Common Stock. The strike price of the put option was $32.42 per share. The put options can only be exercised on, and expire on, June 1, 1999.

Between December 16, 1997 and December 29, 1997, in privately negotiated transactions, Genentech purchased put options covering an aggregate of 190,000 shares of IDEC Common Stock. The strike prices of the put options range from $32.30 to $32.78 per share. The put options can only be exercised on, and expire on, September 15, 1999.

Between December 30, 1997 and January 6, 1998, in privately negotiated transactions, Genentech purchased put options covering an aggregate of 220,000 shares of IDEC Common Stock. The strike prices of the put options range from $32.37 to $32.78 per share. The put options can only be exercised on, and expire on, December 15, 1999.

The put options, if exercised, will be settled in cash, and the counterparty will pay to Genentech an amount equal to (a) the number of shares subject to the put option multiplied by (b) the positive amount, if any, determined by subtracting the Market Price from the put option strike price. No payment would be made under the put options if the Market Price is greater than the put option strike price on the expiration date.

CUSIP No.  449370 10 5                                              Page 7 of 11

Genentech entered into the call and put options to reduce the investment risk associated with its rights to convert its Convertible Preferred Stock into shares of the Common Stock. Genentech intends to engage in additional hedging activity, which may include the sale of additional call options and the purchase of additional put options, in connection with hedging the investment risk associated with its conversion rights with respect to its Convertible Preferred Stock.

Exhibit C discloses the identity of the counterparties to, and the terms of, the put and call options.

ITEM 7:  EXHIBITS

Exhibit A:  Additional information regarding Item 2 hereof.

Exhibit B:  Additional information regarding Item 5.c. hereof.

Exhibit C:  Schedule of Call and Put Options (additional information regarding
Item 6 hereof)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February __, 1998

GENENTECH, INC.




Stephen G. Juelsgaard
Vice President,
General Counsel and Secretary

CUSIP No.  449370 10 5                                              Page 8 of 11


                                    EXHIBIT A

ITEM 2 (ADDITIONAL INFORMATION):

      LIST OF EXECUTIVE OFFICERS AND DIRECTORS OF GENENTECH, INC.

NAME                                    Present Principal Occupation
----                                    ----------------------------

EXECUTIVE OFFICERS

William R. Arathoon, Ph.D.              Vice President, Process Sciences

Gregory P. Baird                        Vice President, Corporate Communications

Joffre B. Baker, Ph.D.                  Vice President, Research Discovery

Lars Barfod                             Vice President, Marketing

David W. Beier                          Vice President, Government Affairs

John Curd, M.D.                         Vice President, Clinical Development

Robert L. Garnick, Ph.D.                Vice President, Regulatory Affairs

Bradford S. Goodwin                     Vice President, Finance

Susan D. Desmond-Hellmann, M.D.,        Senior Vice President, Development
M.P.H.                                  and Chief Medical Officer

Dennis J. Henner, Ph.D.                 Vice President, Research

Judith A. Heyboer                       Senior Vice President, Human Resources

Paul F. Hohenschuh                      Vice President, Operations Planning
                                        Logistics

Paula Jardieu, Ph.D.                    Vice President, Pharmacological Sciences

Edmon R. Jennings                       Vice President, Corporate Development

Stephen G. Juelsgaard                   Vice President, General Counsel
                                        and Secretary

Cynthia J. Ladd                         Vice President, Corporate Law and
                                        Assistant Secretary

Louis J. Lavigne, Jr.                   Executive Vice President and
                                        Chief Financial Officer

Arthur D. Levinson, Ph.D.               Director and President and
                                        Chief Executive Officer

Ted W. Love, M.D.                       Vice President

Polly Moore, Ph.D.                      Vice President, Information Resources

CUSIP No.  449370 10 5                                              Page 9 of 11

James P. Panek                          Vice President, Manufacturing,
                                        Engineering & Facilities

Kim Popovits                            Vice President, Sales

Nicholas J. Simon, III                  Vice President, Business and
                                        Corporate Development

David C. Stump, M.D.                    Vice President, Clinical Research
                                        and Genentech Fellow

John M. Whiting                         Controller

William D. Young                        Chief Operating Officer


DIRECTORS

Herbert W. Boyer, Ph.D.                 Director of Genentech, Inc.

Franz B. Humer, Ph.D.                   Chief Executive Officer of Roche Holding
                                        Ltd and Head of the Pharmaceuticals
                                        Division of Roche Holding Ltd

Jonathan K. C. Knowles, Ph.D.           President of Global Research of F.
                                        Hoffmann-La Roche Holding Ltd

Linda Fayne Levinson                    President of Fayne Levinson Associates
                                        and Principal of Global Retail
                                        Partners, L.P.

J. Richard Munro                        Member of the Board of Time Warner Inc.

Donald L. Murfin                        General Partner of Chemical and
                                        Materials Enterprise Associates, L.P.

John T. Potts, Jr., M.D.                Director of Research at Massachusetts
                                        General Hospital and Distinguished
                                        Jackson Professor of Clinical Medicine,
                                        Harvard Medical School

C. Thomas Smith, Jr.                    President and Chief Executive Officer of
                                        VHA, Inc.

David S. Tappan, Jr.                    Director of Genentech, Inc.

MAILING ADDRESS FOR ALL
EXECUTIVE OFFICERS AND DIRECTORS:       1 DNA Way
                                        South San Francisco, CA  94080-4990

During the last five years: (i) none of the individuals described above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) none of the individuals described above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the individuals listed above is a U.S. citizen, except Dr. Humer who is a citizen of Switzerland and Dr. Knowles who is a citizen of England.

CUSIP No.  449370 10 5                                             Page 10 of 11

                                    EXHIBIT B

ITEM 5.C. (ADDITIONAL INFORMATION):


         SALES OF IDEC COMMON STOCK BY GENENTECH
----------------------------------------------------------
Date Sold         No. of Shares                 Sale Price
---------         -------------                 ----------
12/04/97              15,000                      $36.50
12/05/97              95,000                      $35.77
12/08/97              45,000                      $36.57
01/13/98              75,000                      $37.25
01/14/98             100,000                      $37.77
                     -------
     Total           330,000

CUSIP No.  449370 10 5                                             Page 11 of 11

                                    EXHIBIT C

ITEM 6. (ADDITIONAL INFORMATION):

         SCHEDULE OF CALL AND PUT OPTIONS

CALL OPTIONS

Trade Date                          Counterparty              Number of Shares       Strike Price
----------                          ------------              ----------------       -------------
 12/11/97         Morgan Stanley & Co. International Limited        170,000              $41.60
 12/16/97         Morgan Stanley & Co. International Limited         50,000              $43.47
 12/24/97         Morgan Stanley & Co. International Limited         95,000              $42.84
 12/29/97         Morgan Stanley & Co. International Limited         45,000              $42.92
 12/30/97         Morgan Stanley & Co. International Limited         60,000              $44.61
 01/02/98         Morgan Stanley & Co. International Limited         60,000              $44.12
 01/06/98         Morgan Stanley & Co. International Limited        100,000              $44.05


PUT OPTIONS

Trade Date                          Counterparty              Number of Shares       Strike Price
----------                          ------------              ----------------       -------------
 12/11/97         Morgan Stanley & Co. International Limited        170,000             $32.42
 12/16/97         Morgan Stanley & Co. International Limited         50,000             $32.78
 12/24/97         Morgan Stanley & Co. International Limited         95,000             $32.30
 12/29/97         Morgan Stanley & Co. International Limited         45,000             $32.36
 12/30/97         Morgan Stanley & Co. International Limited         60,000             $32.78
 01/02/98         Morgan Stanley & Co. International Limited         60,000             $32.42
 01/06/98         Morgan Stanley & Co. International Limited        100,000             $32.37